Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED OP UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	Quarter ended
	March 27,	March 21,
	2009	2008
Income (loss) from continuing operations before income taxes	$(91)	$55
Add (deduct):
Fixed charges	104	100
Capitalized interest	(3)	(3)
Amortization of capitalized interest	1	1
Equity in losses related to certain 50% or less owned affiliates	3	—
Distributions from equity investments	—	2
Distributions on preferred OP Units	(2)	(2)

Adjusted earnings	$12	$153

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$87	$83
Capitalized interest	3	3
Distributions on preferred OP Units	2	2
Portion of rents representative of the interest factor	12	12

Total fixed charges and preferred OP Unit distributions	$104	$100

Ratio of earning to fixed charges and preferred OP Unit distributions	—	1.5
Deficiency of earnings to fixed charges and preferred OP Unit distributions	$(92)	$—